Exhibit 99.1

Dominion Diamond Corporation's Fiscal 2014 Fourth Quarter and Year-End Results to be released Wednesday, April 2, 2014

TORONTO, March 19, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") will release its Fiscal 2014 Fourth Quarter and Year-End results for the period ended January 31, 2014, after market hours on Wednesday, April 2nd, 2014.

Beginning at 8:30AM (ET) on Thursday, April 3rd, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 800-706-7741 within North America or 617-614-3471 from international locations and entering passcode 21447206.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, April 17th, 2014 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 35806731.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80 per cent ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's fourth largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 10:00e 19-MAR-14